SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Shareholders and ADS Holders

São Paulo, June 15, 2021 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), the largest domestic Brazilian airline, in furtherance of the information disclosed to shareholders on April 28, 2021 and to ADS holders on May 3, 2021 and May 7, 2021 in connection with the Company’s capital increase approved by its Board of Directors on April 28, 2021 (“Capital Increase”), informs that the Company’s Board of Directors partially ratified the Capital Increase, in a meeting held on the date hereof, in the total amount of R$422,611,049.43, comprising the issuance of 171,136,137 common shares and 12,581,185 preferred shares.

Additionally, the Board of Directors ratified the conversion of 171,136,137 common shares issued by the Company pursuant to the Capital Increase, held by the vehicle of the controlling shareholders who subscribed common shares, into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share, pursuant to Article 5, paragraph 7 of the Company's bylaws, disconsidering share fractions.

As a result, the Company’s capital stock increases to R$4,194,953,561.82, divided into 2,863,682,710 common shares and 313,929,020 preferred shares.

More information on the Capital Increase is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br) websites, or on GOL's investor relations website (http://ri.voegol.com.br), or by reaching out to the contacts below:

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer